NOVAWEST RESOURCES INC.

News Release

For Immediate Release

PRIVATE PLACEMENT

Vancouver, Friday March 4 2005, 12:00 p.m. PST

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWM), announces a non-brokered Private Placement, subject to regulatory approval, through the issuance of 1,100,000 units at a price of $0.15 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of 60 months. The warrants are exercisable at $0.20 if exercised on or before March 3, 2007 or at $0.30 if exercised between March 4, 2007 and their expiry date of March 3, 2010. There will be no finders' fee paid on this transaction. All shares will be subject to the applicable hold periods. All terms are subject to the approval of the TSX Venture Exchange. The proceeds of $165,000 will be applied to the Company's working capital.

Novawest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

dlw 4/4

NOVAWEST RESOURCES INC.

News Release

For Immediate Release

PRIVATE PLACEMENT AMENDMENT

Vancouver, Friday March 4 2005, 1:45 p.m. PST

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWM), advises that the earlier release relating to the Private Placement should have read as follows: a non-brokered Private Placement, subject to regulatory approval, through the issuance of 1,366,666 units at a price of $0.15 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of 60 months. The warrants are exercisable at $0.20 if exercised on or before March 3, 2007 or at $0.30 if exercised between March 4, 2007 and their expiry date of March 3, 2010. There will be no finders' fee paid on this transaction. All shares will be subject to the applicable hold periods. All terms are subject to the approval of the TSX Venture Exchange. The proceeds of $205,000 will be applied to the Company's working capital.

Novawest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.